SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  July 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair NOW TWICE SIZE OF BRITISH AIRWAYS

RYANAIR'S JUNE
PASSENGER
'S

UP 13% TO 5.8
M

BA'S
JUNE
PASSENGERS
DOWN 5% TO 2.9
M

Ryanair, the World's favourite airline, today (6th July 09) announced that it carried twice the worldwide traffic of British Airways (the former World's favourite airline) in June as 5.8million passengers travelled on Ryanair's guaranteed lowest fares (up 13%) while BA carried just 2.9 million passenger (down 5%) in June
.

Ryanair

celebrated its continued dominance over BA by releasing 1
 Million €6 seats for travel in late August, September and October which are available at
www.ryanair.com
 until midnight Thursday (9
th
 July).

Ryanair's
Stephen M
cNamara
said:

"Ryanair continues to grow traffic each month as passengers opt for Ryanair's guaranteed lowest fares and no fuel surcharge over BA's high fares and unjustified
 fuel surcharges.
  Ryanair's passenger traffic grew by 13
%
in June to 5.8 million while BA's traffic fell by 5% to 2.9
million. Ryanair now carries
twice BA's
monthly
worldwide
traffic and we will continue to grow as Ryanair continues to lower fares.

"
Ryanair celebrates
 our continued dominance over the former
W
orld's favourite airline by releasing 1 Million €6 seats for travel in late August, September and October which are available at
www.ryanair.com
 until midnight Thursday (9
th
 July)
"
.

Ends.

                     Monday, 6
th
 July 2009

For further information
Please contact
:

Stephen McNamara

Pauline McAlester
Ryanair
 Ltd

Murray Consultants
Tel: +353-1-8121212

Tel. +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  06 July 2009

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary